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                 October 14, 2022

       John P. Albright
       President and Chief Executive Officer
       CTO Realty Growth, Inc.
       369 N. New York Ave., Suite 201
       Winter Park, Florida 32789

                                                        Re: CTO Realty Growth,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 11,
2022
                                                            File No. 333-267819

       Dear John P. Albright:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Zachary A. Swartz, Esq.